PROSPECTUS
AT&S HOLDINGS, INC.
$5,000,000 of Callable Subordinated Notes
Interest Rate Supplement
To Prospectus Dated September 1, 2006

	Interest Rate for Principal Balances of
Term	$1,000 - $9,000	$10,000 - $24,000	$25,000 or Greater
36-59 months	5.25%	5.50%	5.75%
60-84 months	8.00%	8.50%	8.75%
85-120 months	9.00%	9.50%	9.75%

Rates are valid from January 1, 2007 until March 31, 2007

We are offering up to $5,000,000 in aggregate principal amount of our callable subordinated notes on a continuous basis. We are not a bank or similar financial institution and the notes will not be insured against loss by the FDIC or any governmental or private agency. Our notes will be unsecured and will be subordinate to our existing indebtedness and any indebtedness we may incur in the future. The notes will be non-negotiable and cannot be transferred without our consent. Accordingly, no trading market will develop for the notes. There is no minimum amount of notes offered that need be sold and no escrow account. The notes will be sold on a best efforts basis, with no guarantee that we will sell any of the notes. This offering is not underwritten and no broker-dealers are involved in the sale of the notes. The notes will only be offered by our directors, officers, and selected employees who will not be compensated for such services. Proceeds received from the sale of the notes will be deposited directly into our general operating account. The offering will terminate on May 13, 2007, unless terminated earlier at our discretion.

An offer may only be made by the prospectus dated September 1, 2006, delivered in connection with this prospectus supplement dated December 18, 2006. You may obtain a copy of the prospectus dated September 1, 2006 free of charge from AT&S Holdings, Inc. by calling 1-800-765-1254.

An investment in the notes involves a great deal of risk. Before you purchase any notes, be sure you understand these risks. See “Risk Factors” beginning on page 4 of this prospectus for a discussion of certain of these risks. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Contact:
AT&S Holdings, Inc.
3505 Manchester Trafficway
Kansas City, Missouri 64129
(816) 765-7771 or
(888) 765-7771

This Prospectus Supplement is dated December 18, 2006.